1200 Abernathy Road

Suite 1800

Atlanta, GA 30328

770.512.7174 p

770.512.7199 f

July 12, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Larry Spirgel, Esq.

Re:	i2 Telecom International, Inc.
Form 10-KSB for the fiscal year ended December 31, 2004
Filed March 31, 2005
Form 10-KSB/A for the fiscal year ended December 31, 2004
Filed June 17, 2005

Form 10-QSB for the quarter ended March 31, 2005
Filed May 16, 2005
Form 10-QSB/A for the quarter ended March 31, 2005
Filed June 17, 2005
File No. 0-27704

Ladies and Gentlemen:

In accordance with Rule 12b-15 under the Securities Exchange Act of 1934, as amended, i2 Telecom International, Inc., a Washington corporation formerly known as Digital Data Networks, Inc. (the “Company”), transmits herewith for filing a conformed copy of the Company’s Amendment No. 2 (“Amendment No. 2”) to its Annual Report on Form 10-KSB for the year ended December 31, 2004 (the “Annual Report”), as amended by Amendment No. 1 thereto filed on June 17, 2005 (“Amendment No. 1”). Amendment No. 2 has been marked to show the changes effected to the Annual Report in accordance with Rule 310 of Regulation S-T.

Amendment No. 2 is being filed with the Commission primarily in response to comments of the Staff contained in the letter from Larry Spirgel to the undersigned dated June 23, 2005. For the Staff’s convenience, the numbered paragraphs below correspond to the paragraph numbers in the Staff’s June 23, 2005 comment letter.

Form 10-KSB and 10-KSB/A for Fiscal Year Ended December 31, 2004

Item 8A. Controls and Procedures, page 16

1.	In response to the Staff’s comments, Amendment No. 2 revises Item 8A, Controls and Procedures, of the Annual Report to state that: (i) the Company’s Chief Executive Officer and Chief Financial Officer have determined that the Company’s controls and procedures were ineffective as of December 31, 2004 with respect to the Company’s reporting in the equity section of the Company’s Statements of Stockholders’ Equity of the accounting recapitalization which resulted from the merger in February 2004; and (ii) such ineffective reporting was addressed with the restatement of the Statements of Stockholders’ Equity in Amendment No. 1.

Statement of Stockholders’ Equity, page F-6

2.	In response to the Staff’s comments, Amendment No. 2 revises the Statements of Stockholders’ Equity to label each column thereof as restated.

The description and disclosure required by paragraph APB 20 is set forth in Note 19 to the audited financial statements of the Company appearing in Amendment No. 1 (“Note 19”). Based on discussions between William Marshall of Freedman & Goldberg, Certified Public Accountants, the Company’s independent auditors, and Joe Cascarano, Staff Accountant, it is our understanding that the disclosure in Note 19 adequately addresses the Staff’s comment.

In response to the Staff’s comments, Amendment No. 2 revises the auditor’s report on the Company’s audited financial statements for the year ended December 31, 2004 to make reference to the restatement in accordance with AICPA Auditing Standards Section 561.06.

Note 1. Organization and Basis of Presentation, page F-8

3.	Note 16 to the audited financial statements of the Company appearing in Amendment No. 1 (“Note 16”) was modified to revise the Annual Report to include a more detailed description of management’s specific viability plans that are intended to mitigate the conditions concerning the Company’s continued existence as a going concern and management’s assessment of the likelihood that such plans can be effectively implemented. Based on discussions between Mr. Marshall and Mr. Cascarano, it is our understanding that the disclosure in Note 16 adequately addresses the Staff’s comment. Additionally, as a result of such discussions, Amendment No. 2 revises the auditor’s report on the Company’s audited financial statements for the year ended December 31, 2004 to state that there is a “substantial doubt”, rather than an “uncertainty”, concerning the Company’s ability to continue as going concern.

Forms 10-QSB and 10-QSB/A for Fiscal Quarter Ended March 31, 2005

4.	As requested by the Staff, the Company will comply with all of the Staff’s comments in the Company’s future filings, as applicable.

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure of the Annual Report, Amendment No. 1 and Amendment No. 2 (collectively, the “Filings”); (ii) Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Any comments or questions regarding Amendment No. 2 or this letter should be directed to the undersigned at telephone (770) 512-7174, facsimile (770) 512-7199.

Sincerely,

David C. Burns

Chief Financial Officer

Enclosure

cc:	Mr. Joe Cascarano (w/ two copies of the Amendments w/ exhibit) Ms. Ivette Leon (w/ two copies of the Amendments w/ exhibits)